Exhibit 4

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A MARKET NOTICE

Embraer hereby clarifies to the market that the contents of the article published on the cover page and on page B-1 of the Brazilian newspaper Gazeta Mercantil on March 22, 2006 entitled “Embraer to issue US$2 billion in stock,” are inaccurate and do not reflect the objectives of the restructuring that was proposed by the Company’s management to its Board of Directors on January 19, 2006 and will be submitted for shareholders’ approval at an Extraordinary General Meeting of Embraer Shareholders scheduled to be held on March 31, 2006.

As stated in the Notice to the Market (of Material Fact) published on January 20, 2006, the proposed restructuring is intended to create a basis for the sustainability, growth and continuity of Embraer’s businesses and activities by simplifying the capital structure of Embraer and thereby improving access to capital markets.

Embraer’s management is dedicated to the completion of the proposed restructuring and does not have any plans or studies in progress to raise capital resources through the issuance of new shares.  Specific amounts to be supposedly raised by Embraer through a future issuance of new shares or by any other means have never been suggested or discussed by Embraer’s management during the several presentations that were made to the financial community in Brazil and abroad.

Embraer also informs that the financing structure for the development of its ongoing projects in the airline business and the recently launched jets in the business jet segment have been completed.

Additionally, the above mentioned article mentions details about limitations on the capital ownership of the Company, which do not reflect the reality of the proposed changes to the Company’s bylaws as set forth in the Notice to the Market (of Material Fact), which have been publicly disclosed.

Embraer also declares that it does not have the capability of commenting on any intentions of its current shareholders regarding the disposal of the Embraer shares held by them.

São José dos Campos, March 22, 2006

/S/ ANTONIO LUIZ PIZARRO MANSO
Antonio Luiz Pizarro Manso
Executive Vice President Corporate and CFO

Investor Relations
Phone: +55 12 3927 4404
Fax: +55 12 3922 6070
e-mail: investor.relations@embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans and its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.